UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-36896

Mercurity Fintech Holding Inc.

(Exact name of registrant as specified in its charter)

1330 Avenue of the Americas, Fl 33,

New York, NY 10019

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

At the annual meeting (the “Annual Meeting”) of shareholders of Mercurity Fintech Holding Inc. (the “Company”) held on October 2, 2023 at 9.30 a.m. Eastern Time, the Company’s shareholders voted on the matters described below. Shareholders of 32,431,733 ordinary shares of the Company were present in person or by proxy at the Annual Meeting, representing approximately 69.69% of the total 46,538,116 outstanding ordinary shares and therefore the Company has met the quorum requirement for its Annual Meeting, which is more than one-third of the shares outstanding and entitled to vote at the Annual Meeting as of the record date of September 7, 2023.

1.	The Company’s shareholders elected the following six (6) directors to the board of directors of the Company (the “Board”), Dr. Alan Curtis, Dr. Cong Huang and Mr. Hui Cheng, Mr. Shi Qiu, Mr. Daniel Kelly Kennedy and Ms. Qian Sun, each to hold office until the next annual shareholders general meeting and shall be eligible for re-election thereat or until their successors are duly elected, appointed and qualified in accordance with the Company's memorandum and articles of association. The number of shares that (a) voted for the election of each director, and (b) were withheld for each director is summarized in the table below:

Director Nominee	Votes For	Votes Withheld
Dr. Alan Curtis	32,412,147	19,586
Dr. Cong Huang	32,417,166	14,567
Mr. Hui Cheng	32,408,590	23,144
Mr. Shi Qiu	32,385,362	46,371
Mr. Daniel Kelly Kennedy	32,389,005	42,728
Ms. Qian Sun	32,385,448	46,286

2.	The Company’s stockholder approved the ratification of the appointment of Onestop Assurance PAC as the Company’s independent registered public accountants for the current fiscal year ending December 31, 2023. The number of shares that voted for, against, and abstained from voting for this proposal is summarized in the table below:

Votes For	Votes Against	Votes Abstained
32,419,353	8,761	3,619

3.	The Company’s shareholders approved by way of a special resolution, the Fifth Amended and Restated Memorandum and Articles of Association, a copy of which was produced to the Annual Meeting, and adopted as the Fifth Amended and Restated Memorandum and Articles of Association of the Company in substitution for and to the exclusion of the Fourth Amended and Restated Memorandum and Articles of Association of the Company with effect from the close of the Annual Meeting. The number of shares that voted for, against, and abstained from voting for this proposal is summarized in the table below:

Votes For	Votes Against	Votes Abstained
32,415,878	12,073	3,782

4.	The Company’s shareholders approved to increase the authorized share capital of the Company FROM US$250,000 divided into 62,500,000 ordinary shares with a par value of US$0.004 each, TO US$4,000,000 divided into 1,000,000,000 ordinary shares of a par value of US$0.004 each, by the creation of an additional 937,500,000 ordinary shares with a par value of US$0.004 each. The number of shares that voted for, against, and abstained from voting for this proposal is summarized in the table below:

Votes For	Votes Against	Votes Abstained
32,417,660	13,253	820

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mercurity Fintech Holding Inc.

	By:	/s/ Shi Qiu
	Name:	Shi Qiu
	Title:	Chief Executive Officer

Date: October 2, 2023